Exhibit 99.1 - Explanation of Responses
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   (1) Shares previously acquired by Harvey P. Eisen in connection with his services as a director of the Issuer.

   (2) The shares are owned directly by Bedford Oak Acorn, L.P. and Bedford Oak Capital, L.P. (the "Partnerships"). A portion of these securities may also be deemed to be owned beneficially, indirectly by Bedford Oak Management, LLC, the general partner of each of the Partnerships (the "General Partner") and by Harvey P. Eisen, the managing member of the General Partner, in accordance with the respective "pecuniary interests" of such persons (within the meaning of Exchange Act Rule 16a-1(a)(2). An affiliated entity, Bedford Oak Advisors, LLC as investment manager of each of the Partnerships has the power to vote and dispose of such shares but has no pecuniary interest therein. The General Partner and Mr. Eisen disclaim any beneficial interest in such securities in excess of such pecuniary interest.